12013603

SEC Mail Processing Section

FEB 29 2012

Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Visun Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8840 N. Lodgewood Road
(No. and Street)

River Hills (City) WI (State) 53217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vish R. Naik (262) 879-0012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100 (Address) Waukesha (City) WI (State) 53186 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vish R. Naik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visun Securities Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public exp 3-1-2015

NOTARY PUBLIC
ELIZABETH
ADAMSKI
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Visun Securities Corporation

Annual Report

December 31, 2011

Table of Contents

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON, CPA
WENDY L. HANSON

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Visun Securities Corporation

We have audited the accompanying statements of financial condition of Visun Securities Corporation as of December 31, 2011 and December 31, 2010, and the related statements of loss, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visun Securities Corporation as of December 31, 2011 and December 31, 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with accounting standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Walkowicz, Boczkiewicz & co sc

Waukesha, Wisconsin
February 17, 2012

Phone: (262) 548-0444 **Fax: (262) 548-0935** **Web Page: www.wbcosc.com** **Email: edw@wbcosc.com**

Visun Securities Corporation
Statements of Financial Condition
December 31, 2011 and December 31, 2010

Assets

	2011	2010
Current Assets:		
Cash and cash equivalents	$ 37,301	$ 19,050
Prepaid payroll tax	-	1,549
Short-term investments	-	19,250
Total Current Assets	37,301	39,849
Property and Equipment:		
Computer equipment	2,839	2,839
Furniture and fixtures	3,036	31,874
Telephone	-	4,616
Total Property and Equipment	5,875	39,329
Less: accumulated deprecation	(5,023)	(37,223)
Net Property and Equipment	852	2,106
Other Assets:		
Customer list	250	400
Security deposit	1,320	1,320
Total Other Assets	1,570	1,720
Total Assets	$ 39,723	$ 43,675

Liabilities and Stockholder's Equity

	2011	2010
Current Liabilities:		
Credit card payable	$ 86	$ 2,831
Payroll taxes payable	1,175	-
Total Current Liabilities	1,261	2,831
Subordinated Loan	25,000	25,000
Total Liabilities	26,261	27,831
Stockholder's Equity:		
Common stock	10,000	10,000
Retained earnings	3,462	3,710
Accumulated other comprehensive income	-	2,134
Total Stockholder's Equity	13,462	15,844
Total Liabilities and Stockholder's Equity	$ 39,723	$ 43,675

See notes to financial statements.

Visun Securities Coporation
Statements of Loss
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenue:		
Commissions	$ 310,284	$ 324,821
Expenses:		
Amortization	100	100
Automobile	1,317	1,924
Bank charges	67	98
Commissions	213,497	207,591
Contributions	25	-
Depreciation	1,304	1,230
Dues & subscriptions	4	180
Insurance	1,075	1,217
Licenses and registration	3,225	4,675
Meals & entertainment	401	743
Office supplies	-	2,456
Payroll	71,436	81,244
Payroll taxes	6,170	6,913
Personal property tax	140	-
Professional fees	4,759	8,817
Rent	6,846	10,859
Telephone	1,560	2,399
Total Expenses	311,926	330,446
Net Loss From Operations	(1,642)	(5,625)
Other Income (Expense):		
Investment income	562	1,148
Miscellaneous income	505	-
Gain on sale of assets	443	370
Interest expense	(2,250)	(2,250)
Total Other Expense	(740)	(732)
Net Loss	$ (2,382)	$ (6,357)
Other Comprehensive Income:		
Unrealized gain on investment	$ -	$ 730
Other Comprehensive Income	-	730
Comprehensive Loss	$ (2,382)	$ (5,627)

See notes to financial statements.

Visun Securities Corporation
Statements of Changes in Liabilities Subordinated to Claims of Creditors
For the Years Ended December 31, 2011 and 2010

Subordinated loan, December 31, 2009	$	25,000
Increase (Decrease)		-
Subordinated loan, December 31, 2010	$	25,000
Increase (Decrease)		-
Subordinated loan, December 31, 2011	$	25,000

See notes to financial statements.

Visun Securities Corporation
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2011 and 2010

	Common Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2009	$ 10,000	$ 1,404	$ 10,067	$ 21,471
Unrealized gain on investments	-	730	-	730
Net loss	-	-	(6,357)	(6,357)
Balance, December 31, 2010	$ 10,000	$ 2,134	$ 3,710	$ 15,844
Reclassification adjustment for unrealized gains	-	(2,134)	2,134	-
Net loss	-	-	(2,382)	(2,382)
Balance, December 31, 2011	$ 10,000	$ -	$ 3,462	$ 13,462

See notes to financial statements.

Visun Securities Corporation
Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash Flows from Operating Activities:		
Net Loss	$ (2,382)	$ (6,357)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation and amortization	1,404	1,330
(Gain) Loss on sale of investments	443	(370)
(Increase) decrease in assets:		
Commissions receivable	-	31,015
Note receivable	-	10,500
Prepaid payroll tax	1,549	(1,549)
Increase (decrease) in liabilities:		
Commissions payable	-	(26,363)
Credit card payable	(2,745)	2,565
Payroll taxes payable	1,175	(2,267)
Net Cash Provided by (Used in) Operating Activities	(556)	8,504
Cash Flows from Investing Activities:		
Purchase of investments	(5,000)	(18,977)
Proceeds from the sale of assets	23,807	17,876
Net Cash Provided by (Used in) Investing Activities	18,807	(1,101)
Net Increase in Cash	18,251	7,403
Cash and cash equivalents - Beginning of year	19,050	11,647
Cash and cash equivalents - End of year	$ 37,301	$ 19,050
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for:		
Interest	$ 2,250	$ 2,250
Income taxes	$0	$0

See notes to financial statements.

Visun Securities Corporation
Notes To Financial Statements
December 31, 2011 and 2010

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the state of Wisconsin on March 11, 1983. The Company is registered with the Securities and Exchange Commission and it is a member of (i) the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and (ii) the Securities Investors Protection Corporation ("SIPC"). The Company's principal business activities consist of the sale of mutual funds and annuities.

Income Taxes

As of December 31, 2011, the Company recorded no provision for income taxes since there was no tax liability per the tax return. There were no significant differences between financial and tax reporting.

The federal and state income tax returns of the Company for the years ending December 31, 2008, 2009, 2010 and 2011 are subject to examination by the respective taxing authorities, generally for three years after they are filed for federal and four years after they are filed for Wisconsin.

Cash Equivalents

Cash equivalents are defined as certificates of deposit and U.S. government obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the straight-line method over various estimated useful lives between five and ten years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company's net capital and required net capital were $35,562 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 3.55%.

Note 3 - Subordinated Loan

The Company has a loan payable to its officer and sole stockholder. It carries an interest rate of 9% and was due December 31, 2010, and is subordinated to all creditors. In December, 2009, an amendment was signed to extend the maturity date to December 31, 2013. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 4 - Common Stock

As of December 31, 2011 and 2010, common stock consisted of 10,000 authorized, 10,000 issued and outstanding, no par value shares.

Note 5 - Investments

Investments are recorded at fair market value as follows:

As of December 31, 2011

	Cost	Fair Market Value	Allowance for Unrealized Gain
Debt securities:			
Corporate	$ -	$ -	$ -
Total	$ -	$ -	$ -

Note 6 - Fair Value Measurements

The following table presents information relating to the fair value measurements for assets that are measured at fair value on a recurring basis at December 31, 2011:

As of December 31, 2011	Fair Value	Fair Market Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investments:				
Corporate bonds	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

FASB ASC 820, *Fair Value Measurements,* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs were used only when Level 1 or Level 2 inputs were not available. The Company had no investments qualifying under Levels 2 or 3.

Level 1 Fair Value Measurements

The fair value of money market funds are based on quoted net asset values of the accounts held by the Company at year-end.

Note 7 - Subsequent Events

The Company has reviewed events and transactions through February 17, 2012, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Visun Securities Corporation
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2011

		2011
Net Capital Computation		
Stockholder's equity at year end	$	13,462
Additions:		
Liabilities subordinated to claims of general creditors		25,000
Deductions:		
Nonallowable assets:		
Other assets		(1,570)
Fixed assets		(852)
Haircuts on securities		(478)
Net Capital	$	35,562
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	84
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness		
Total liabilities	$	1,261
Aggregate Indebtedness	$	1,261
Percentage of Aggregate Indebtedness to Net Capital		3.55%

Visun Securities Corporation
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2011

		2011
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	35,562
Net changes per audit		-
Net Capital Per Above	$	35,562

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON, CPA
WENDY L. HANSON

Independent Auditor's Report on Internal Control

Board of Directors,
Visun Securities Corporation

In planning and performing our audit of the financial statements of Visun Securities Corporation as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audits of the financial statements of Visun Securities Corporation for the year ended December 31, 2011, and this report does not affect our report thereon dated February 17, 2012. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Wolfenberg, Bogner & Cos SC

Waukesha, Wisconsin
February 17, 2012

VISUN SECURITIES CORPORATION

ANNUAL REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2011